

October 29, 2013

<u>Via E-mail</u>
Peter M. Carlson
Executive Vice President
Metropolitan Life Insurance Company
200 Park Avenue
New York, New York 10166

**Re: Metropolitan Life Insurance Company
        Amendment No. 1 to Registration Statement on Form 10-12G
        Filed October 16, 2013
        File No. 000-55029**

Dear Mr. Carlson:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business</u>
<u>Overview, page 6</u>

1. We note your response to our prior comment 3. Please expand your disclosure to identify the customer from which you derived revenues of $2.5 billion, $2.4 billion and $2.2 billion for the years ended December 31, 2012, 2011 and 2010, respectively.

<u>Company Ratings</u>
<u>Insurer Financial Strength Ratings, page 27</u>

2. We note your disclosure in response to our prior comment 1. Please expand your disclosure in footnotes 1-4 on page 27 to state the number of rating categories in the rating scale and the position in that scale of each assigned rating (i.e. second out of sixteen, etc…). Also, please disclose Moody's explanation for designating you a "negative outlook."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 100

3. Please refer to your response to comment 20. In the fourth bullet of our comment we had asked for additional disclosures to be included in the liquidity and capital resources section of MD&A related to the uncertainties associated with your continued use of captive insurance subsidiaries and the reasonably likely effects on your financial position and results of operations, if you discontinue this practice. In the Risk Factors section on page 35 and in the Overview section on page 19 you disclose that if you are unable to continue to use captive reinsurers in the future it could adversely impact your competitive position and results of operations. Please provide us proposed MD&A disclosure to be included in future periodic reports that explains the consequences of the uncertainty regarding continuing your captive strategy, and its expected effects on the Company's consolidated future operations and financial position. To the extent that you do not believe that disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification, regarding prospective information that supports your conclusion. In particular, address the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director